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                              EMPLOYMENT AGREEMENT


              THIS AGREEMENT is made as of the 25th day of June, 1996 by and between Healthsource, Inc., a corporation organized under the laws of the State of New Hampshire ("Healthsource") and Joseph M. Zubretsky ("Zubretsky").

                                    RECITALS

              WHEREAS, Healthsource is engaged in the operation of a health maintenance organization and other managed health care programs and operations, as well as health insurance companies, third party administrators, and utilization review organizations; and

              WHEREAS, Healthsource wishes to engage Zubretsky as its chief financial officer;

              NOW THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the parties agree as follows:

         1. Employment. Healthsource agrees to employ Zubretsky and Zubretsky agrees to be employed by Healthsource, upon the terms and conditions set forth in this Agreement.

         2. Duties. Zubretsky shall assume the title, function and duties of Chief Financial Officer which generally shall mean that he is responsible for financial affairs of Healthsource. Zubretsky shall report to the Chief Executive Officer of Healthsource, and shall have a functional relationship with the Executive Vice President of Healthsource, as the same shall be designated from time to time. Zubretsky shall devote his full time to performance of his duties as specified in this Agreement.

         3. Compensation. For all services rendered by Zubretsky under this Agreement, Healthsource shall compensate Zubretsky as set forth in this
Section 3:

              3.1 Salary. Healthsource shall pay Zubretsky an annual salary of $325,000, provided that Zubretsky shall be eligible for salary adjustments which shall be determined in the discretion of Healthsource in accor-


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dance with criteria applied to other Healthsource senior executives generally
("Base Salary"). The initial review of Base Salary will be made at January 1, 1997. The Base Salary will be paid in 26 equal installments.

         3.2 Bonus Compensation. Zubretsky will be eligible for an annual bonus of up to thirty percent (30%), and a minimum of twenty percent (20%), of the Base Salary, the first review being at January 1, 1997. Bonus compensation, other than the minimum 20%, will be determined by Healthsource based on company performance, Zubretsky's performance, or such other criteria as determined by Healthsource in its sole discretion. Payment of bonus compensation, other than the minimum 20%, will be made at such time and in such manner as determined by Healthsource.

         3.3 Fringe Benefits. Zubretsky shall be entitled to participate in all fringe benefits generally made available to senior management, as such benefits may be established, amended or discontinued from time to time. The fringe benefits made available to senior management as of the execution of this Agreement include:

              3.1 The Healthsource New Hampshire health plan or other reasonably equivalent coverage from another Healthsource subsidiary for Zubretsky and his family at a cost to Zubretsky in accordance with Healthsource's regular policy for its senior management.

              3.2 Thirty (30) paid leave days for each year of employment, accrued at two and one-half (2.5) days per month, which shall include holiday, vacation and sick days.

              3.3 Participation in the Healthsource 401k deferred compensation plan in accordance with its terms as they may be amended from time to time, provided that nothing herein shall prevent Healthsource from terminating such 401k plan in whole or in part.

         3.4 Stock Options. Upon commencement of employment, and confirmation by the Compensation Commit- tee of the Healthsource Board of Directors, Zubretsky shall receive 50,000 options to purchase the common stock of Healthsource, in accordance with the 1994 Healthsource Employee Stock Option Plan. Fifty percent (50%) of such


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stock options shall vest on the first anniversary of the grant of the options by the Compensation Committee, and the remainder shall vest on the second anniversary of the grant of the options by the Compensation Committee. Thereafter, Zubretsky shall be annually considered for additional options in accordance with Healthsource stock option plans or policies for key or senior management employees as are in effect from time to time, and as determined by the Stock Option Plan Committee in its discretion, the first consideration being at January 1, 1997 for services provided during 1996.

         4. Reimbursement of Expenses. Healthsource shall reimburse Zubretsky for travel and other expenses reasonably and necessarily incurred in the performance of his duties in accordance with Healthsource's normal documen-tation procedure.

         5.   Term and Termination.

              5.1 Term of Agreement. The term of this Agreement shall be for an initial term commencing in July, 1996 and ending December 31, 1997, unless this Agreement shall be terminated as provided below. Employment shall continue from year to year thereafter, unless one party provides the other with notice of an intent not to renew this Agreement no less than sixty (60) days before the beginning of the next renewal term or unless terminated as provided below.

              5.2 Without Cause Termination. This Agreement may be terminated by either party, at will, without cause, by giving sixty (60) days prior written notice to the other. If termination is accomplished in this manner the effective date of termination shall be the 60th day following receipt of the termination notice.

              5.3 For-Cause Termination. Healthsource may terminate this Agreement immediately, for cause, in the event of:

                   3.1 Conviction of Zubretsky by a court of competent jurisdiction of any criminal offense involving dishonesty, breach of trust or other act of moral turpitude;


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                   3.2 Commission by Zubretsky of an act of fraud upon, or
materially evidencing bad faith toward, Healthsource;

                   3.3 Death of Zubretsky;

                   3.4 Disability of Zubretsky, provided that he is unable to perform the necessary functions of his job for a period of ninety (90) days.

         6.   Zubretsky's Obligations Upon Termination.

              6.1 Non Disclosure of Information. Zubretsky acknowledges that as a consequence of his employment under this Agreement, he has been and will be given access to confidential information including but not limited to information relating to valued physicians, subscribers, and customers of Healthsource subsidiaries, and such other confidential matters as Healthsource's systems, procedures, manuals, confidential reports, and the nature and type of services rendered by Healthsource. In consideration of the covenants of Healthsource under this Agreement, Zubretsky agrees that anytime during or following the term of the Agreement, he shall not directly or indirectly disclose any confidential information to third persons except for the benefit of Healthsource and its subsidiaries, or in the course of performing his duties. In addition, Zubretsky agrees that all records created or maintained by Zubretsky in the course of his employment shall remain the property of Healthsource and Zubretsky shall, upon termination of his employment, immediately return all such records, without maintaining any copies, to Healthsource. Zubretsky shall execute the Healthsource Confidentiality Statement annexed hereto as Attachment
1. In the event of any conflict between the Confidentiality Statement and this Agreement, the terms of this Agreement shall prevail. If any court of compe-tent jurisdiction shall determine this covenant to be unenforceable then this covenant shall nonetheless be enforceable by such court for such lesser scope as may be determined by the court to be reasonable and enforceable.

              6.2 Non-Compete. Upon termination of this Agreement for any reason, Zubretsky agrees that, during the term of this Agreement and for a period of one (1) year following the date of termination, he shall not be employed by or associated with (as employee, consultant,


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director, officer or shareholder) any company which engages in the HMO, HMO management, preferred provider organization, physician-hospital organization, integrated delivery system, utilization review or other managed care business in any state in which Healthsource or any affiliate of Healthsource is engaged in business or is engaged in discussions or negotiations regarding any such business as of the effective date of termination. However, Zubretsky may return to employment with Coopers & Lybrand LLP and not be in violation of this non-compete clause. If any court of competent jurisdiction shall determine this covenant to be unenforceable upon the term or scope set forth in this Section 6.2, then this covenant shall nonetheless by enforceable by such court for such shorter term or within such lesser scope as may be determined by the court to be reasonable and enforceable.

              6.3 Injunctive Relief. In the event that Zubretsky breaches or threatens to breach the covenants contained in Article 6, Healthsource shall, without limitation, be entitled to an injunction restraining Zubretsky (and any person acting for or on behalf of Zubretsky) from disclosing in whole or in part any such confidential information of Healthsource and from competing with Healthsource. Nothing herein shall be construed as prohibiting Healthsource from pursuing and obtaining any other remedies available to it for such breach or threatened breach.

              6.4  Survival. The rights and obligations contained in this
Article 6 shall survive termination of this Agreement for any reason.

         7.   Healthsource's Obligation Upon Termination.

              7.1  Severance.

                   7.1.1 In the event that Healthsource (or any successor in interest) issues a notice of intent not to renew this Agreement under Section
5.1 or terminates this Agreement without cause under Section 5.2, Healthsource (or its successor in interest) shall pay Zubretsky the Base Salary in effect immediately prior to termination for a period of two (2) years, provided that Zubretsky complies with the obligations set forth in Article 6.


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                   1.2 Notwithstanding subsection 7.1.1, if Healthsource (or a successor in interest) terminates this Agreement without cause under Section 5.2 within one hundred eighty (180) days following a Change in Control of Healthsource, or in any way reduces the authority or status of Zubretsky (by way of example, making Zubretsky chief financial officer of a subsidiary but not the surviving corporation) then Healthsource (or its successor in interest) shall pay Zubretsky the Base Salary in effect immediately prior to termination for a period of two years and 364 days. For purposes of this Section 7.1, a Change in Control is a change of greater than one-half of the Healthsource Board of Directors at one time, or the sale of a majority of stock or substantially all of the assets of Healthsource, or a merger or exchange of stock with another company in which at least 30% of Healthsource stock is issued or exchanged for another Company's stock or the purchase of assets or stock of another company the value of which is greater or equal to 30% of the market value of Healthsource stock.

                   1.3 Zubretsky is not entitled to severance benefits if Healthsource (or any successor in interest) terminates this Agreement for cause under Section 5.3, or if Zubretsky submits a notice of intent not to renew this Agreement under Section 5.1 or voluntarily resigns; provided, however, that Zubretsky shall be entitled to severance benefits under subsection 7.1.1 if he terminates this Agreement within one hundred eighty (180) days after a Change in Control of Healthsource, pursuant to which his job title or duties are diminished, including but not limited being designated only as the chief financial officer of a subsidiary of Healthsource or its successor, as described in paragraph 7.1.2.

              7.2  Survival. The rights and obligations contained in this
Section 7 shall survive termination of this Agreement for any reason.

         8.   Miscellaneous.

              8.1 Amendments. This Agreement may be modified only by a writing executed by the parties hereto.

              8.2 Integration. This Agreement supersedes all prior agreements and understandings of the parties as to the employment of Zubretsky by Healthsource or any


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affiliate of Healthsource, except for the letter from Norman C. Payson M.D.
dated June 25, 1996.

              8.3 Captions. All captions used herein are for purposes of convenience only and shall not be referred to in construing this Agreement.

              8.4 Governing Law. This Agreement shall be governed, construed and enforced in accordance with the internal laws of the State of New Hampshire, without regard to conflicts of interest. The parties agree that any action brought in connection with this Agreement shall be maintained only in a State or federal court of competent subject matter jurisdiction located within the state of New Hampshire.

              8.5 Waiver of Breach. The failure by either party to insist upon strict compliance with any of the terms, conditions, or covenants contained herein shall not be deemed a waiver of any such terms, conditions, or covenants; nor shall any waiver any one or more times be deemed a waiver at any other time or times.

              8.6 Severability. The provisions of this Agreement are severable and the invalidity of any term or provision of this Agreement shall not invalidate any other term or provision of this Agreement.

              8.7 Succession. This Agreement shall be binding upon the parties hereof, their heirs, estates, assigns, transferees and successors in interest. Zubretsky's duties shall be non-delegable and non-assignable.

              8.8 Notice. Any notice required or permitted to be given under this Agreement shall be sufficient if in writing and if sent by registered mail or courier, with a signed receipt required, as follows:

         To Healthsource:      Healthsource, Inc.
                               2 College Park Drive
                               Hooksett, New Hampshire 03106
                               ATTN:  Vice President,
                                      Human Resources


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          with a copy to:      Healthsource, Inc.
                               2 College Park Drive
                               Hooksett, New Hampshire 03106
                               ATTN:  General Counsel

            To Zubretsky:      Joseph M. Zubretsky
                               14 Sturbridge Lane
                               Avon, Connecticut 06001

or to such other persons as may from time to time be designated by either of the parties hereto in writing.

              8.9 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute one agreement.

              IN WITNESS WHEREOF, Zubretsky and Healthsource, by its duly authorized representative, have executed this Agreement as of the date first written above.


HEALTHSOURCE, INC.                          JOSEPH M. ZUBRETSKY


BY: /s/ Norman C. Payson                    BY: /s/ Joseph M. Zubretsky
   -------------------------------             ---------------------------------
   Norman C. Payson, M.D.                      Joseph M. Zubretsky
   President and Chief
    Executive Officer


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